December 28, 2012

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust / Pacific Financial Alternative Strategies Fund, Pacific Financial Flexible Growth & Income Fund, Pacific Financial Balanced Fund, Pacific Financial Foundational Asset Allocation Fund, Pacific Financial Faith & Values Based Conservative Fund Pacific Financial Faith & Values Based Moderate Fund, and Pacific Financial Faith & Values Based Aggressive Fund

Dear Mr. Grzeskiewicz:

On October 17, 2012, Northern Lights Fund Trust (the “Registrant”), on behalf of the Pacific Financial Alternative Strategies Fund, Pacific Financial Flexible Growth & Income Fund, Pacific Financial Balanced Fund, Pacific Financial Foundational Asset Allocation Fund, Pacific Financial Faith & Values Based Conservative Fund, Pacific Financial Faith & Values Based Moderate Fund and Pacific Financial Faith & Values Based Aggressive Fund (the “Funds”), each a series of the Registrant, filed Post-Effective Amendment No. 426 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  You provided comments by phone to Cassandra Borchers.  Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

EXPENSE TABLE:

1.

In your response, please confirm that the Funds will include any short selling expenses in the fee table for each Fund.

RESPONSE:

Registrant confirms that short selling expenses (if any) will be properly included in a Fund’s Expense Table.

December 28, 2012

PRINCIPAL INVESTMENT STRATEGIES:

2.

With respect to ETFs in which each of the Fund’s may invest, please revise the disclosure to be clear whether each of the Funds will only invest in index ETFs, or expand the description of ETFs to include those that do not track and index.

RESPONSE:  The principal investment strategies for each Fund have been revised to clarify that the ETFs in which the Funds invest typically track an index.  Registrant has further revised the disclosure to reflect the fact that each fund may invest in ETFs or other mutual funds as part of its principal investment strategy:

“ The Fund may invest in other investment compan ies, including ETFs (“Underlying Funds”).  ETFs in which the Fund invests typically seek to track the performance of an index by holding in its portfolio either the contents of the index or a representative sample of the securities in the index.”

3.

Please clarify whether the Alternative Strategies Fund may invest in fixed income, other than convertible securities.

RESPONSE:  The Alternative Strategies Fund may invest in other types of fixed income securities. The prospectus has been revised to clarify.  Below is an excerpt from the Alternative Strategies Fund Summary:

“The Alternative Strategies Fund primarily invests in a variety of securities, including Underlying Funds that are used to implement multiple alternative investment strategies in the Fund.  The Fund may take both long and short positions in equity securities, including common and preferred stock of U.S. companies, convertible securities, foreign securities , and Real Estate Investment Trusts (“REITs”) ..  The Fund may invest in fixed income securities of any credit quality or duration.    The Fund may invest up to 100% of its assets in U.S. securities.   The Fund may also have up to 100% of its assets invested in foreign securities, including, but not limited to, American depositary receipts (“ADRs”) and securities of foreign companies , including emerging market securities ..   The Fund may invest in companies of any size (from small-cap to mid-cap to large-cap) and in any style (from growth to value) or from any geographic location, as well as currency-related securities or strategies.   The Fund may invest leveraged ETFs or other Underlying Funds, covered calls, managed futures, and illiquid securities , including   up to 10% in hedge funds.  The Fund may also invest up to 10% of the Fund’s net assets in derivative securities of any kind.      The Fund’s investments in derivative

December 28, 2012

securities are expected to consist primarily of future contracts on financial and commodity markets ..   The Fund uses derivative investments and leveraged ETFs to obtain leverage in order to increase the potential return on an investment.   The use of leverage generates returns that are more pronounced, both positively and negatively, than what would be generated on invested capital without leverage, thus changing small market movements into larger changes in the value of the investments. ”

4.

With respect to each Fund that intends to invest in fixed income securities as part of its principal investment strategy, please specify the minimum quality and maturity requirements of such fixed income securities (if any) and describe how investments in fixed income securities will be used as part of the Fund’s principal investment strategies.

RESPONSE:

Registrant has included disclosure for each Fund to clarify that there are no minimum quality or maturity standards for the fixed income securities in which it may invest.  The Alternative Strategies Fund has been revised as noted in response to Comment 3 above and disclosure relating to other Funds has been modified accordingly:

“While the Fund typically seeks to invest in investment grade fixed income securities (rated “BBB-” or better by S&P), there is no minimum credit quality or maturity and the Fund may invest in fixed income securities of any credit quality or duration.”

5.

The Alternative Strategies Fund Summary includes the following sentence, “The Fund may also invest in covered calls, managed futures, and illiquid securities such as hedge funds.”  Please clarify whether the Fund intends to invest more than 10% in hedge funds and address relevant suitability issues and investment limitations.

RESPONSE:  Registrant has revised the principal investment strategies disclosure for the Alternative Strategies Fund to reflect the fact that the Fund will invest less than 10% of its net assets in hedge funds.

6.

With respect to the Alternative Strategies Fund, Registrant states that the Fund may “have up to 100% of its assets invested in foreign securities…”  Please clarify

December 28, 2012

whether the Fund may also invest up to 100% in domestic securities.  For each Fund, please clarify to what extent the Fund intends to invest in foreign securities.

RESPONSE:

Registrant has revised the Principal Investment Strategies in the Summary for Alternative Strategies Fund and Item 9 to include:

“The Fund may invest up to 100% of its assets in U.S. securities.  The Fund may also have up to 100% of its assets invested in foreign securities…”

Registrant has also revised its disclosures related to limitations on investments in foreign securities with respect to the Balanced Fund, Foundational Asset Allocation Fund and Faith & Values Based Moderate Fund to include the following:

“The Fund may invest up to 40% of its assets in foreign investments, which include ADRs, or securities of foreign companies, including emerging market securities.”

7.

The Principal Investment Strategies for the various Funds state that the Fund may invest up to 10% of its net assets in derivatives of any kind.  Please clarify how the 10% will be measured.  Will the notional value of the derivatives be no greater than 10%, or will there be another measure?

RESPONSE:

Registrant will measure the 10% limitation by the market value of the derivatives.

8.

In the principal investment strategy for each Fund which may utilize swap transactions, please clarify to what extent each applicable Fund will be leveraged, how much leverage will be used in swap transactions for these Funds, and how the applicable Fund intends to cover leverage.  For certain swap transactions, the Fund is required to cover the notional value of the swap.

December 28, 2012

RESPONSE:

The principal investment strategies for the relevant Funds have been revised to remove the reference to swap transactions.  The Funds do not intend to use swap transactions as part of their principal investment strategies.

9.  With respect to the Flexible Growth & Income Fund, please clarify whether a minimum percentage will be invested in equity and/ or fixed income securities.  Please also explain how this Fund’s principal investment strategies are different from that of the Balance Fund.

RESPONSE:

Registrant has added disclosure to the Flexible Growth & Income Fund to reflect minimum holdings in equity and fixed income securities:

“Under normal circumstances, the Fund will invest at least 25% of its assets in equity securities and at least 25% of its assets in fixed income securities.”

Registrant notes further that the Flexible Growth Income Fund invests in a more diverse range of equity securities and is targeted for an investor seeking more aggressive investments and a higher appetite for risk, as compared to the Balanced Fund which invests with a more moderate risk profile.

10.

Please review the disclosure related to the ethical screens applied to the Faith & Value Based Funds and address whether these funds are appropriate for conservative religious groups.  Please explain how the ethical screens will be applied.  Please explain whether the Faith & Values Based Conservative Fund name is misleading because the ethical screen does not address weapons or the environment and might not be geared toward conservative religious groups.

RESPONSE:

As described in the prospectus, the adviser intends to use a third party research provider to screen for companies that violate the ethical screens described in the prospectus.  Registrant believes these Funds are appropriate for those investors who are seeking such an ethical screen for their investments.  The adviser will maintain a list of companies/ securities that are excluded from investment for these Funds and the list will be available to investors upon request.

December 28, 2012

With regards to the Faith & Values Based Conservative Fund, the names of the three Faith & Values Based Funds reflect the fact that this Fund employs a conservative/ moderate risk profile, and is a more conservative fund with respect to its investment strategies as compared to the Faith & Values Based Moderate Fund or the Faith & Values Based Aggressive Fund.  The comparative levels of risk have been described more clearly in the revised prospectus and Registrant believes that the Fund name is not misleading, regardless of whether conservative religious groups would find it appealing.

The following has been included in each of the Faith & Values Based Funds:

“In selecting securities for the Fund, the adviser will also apply an ethical screening, and exclude from the Fund any company that derives more than 20% of its revenues from abortion, pornography, liquor or tobacco, or is otherwise determined to be involved in promoting abortion, pornography, liquor or tobacco ..  Ethical screening is provided by a third party research firm which will be utilized to apply the Fund’s ethical screens and provide the adviser a list of securities that do not satisfy the ethical screening criteria and therefore are not eligible for investment.”

The Item 9 disclosure has also been updated to reflect the fact that a list of companies excluded from investment will be available on the Funds’ website, or can be obtained by contacting the adviser.  Also, the order of the Funds in the prospectus has been modified so that the Conservative Fund Summary is provided ahead of the Moderate Fund Summary, to further clarify the Fund name is descriptive of relative risk and alleviate any concerns that the Fund name might be misleading.

PRINCIPAL INVESTMENT RISKS:

11.

Derivatives Risk.  Please review each Fund’s disclosure to ensure that it accurately describes the Fund’s use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

December 28, 2012

RESPONSE:

The Registrant has reviewed the derivatives-related strategy and risk disclosures for each Fund and believes the derivatives-related strategy and risk disclosures contained in the revise Prospectus are consistent with the principles outlined in the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller.

12.

Please consider whether the Fixed Income Risk is a principal investment  risk for the Alternative Strategies Fund, or whether the principal investment strategies should be modified to reflect the Fund’s use of fixed income securities.

RESPONSE:  The fixed income risk is appropriate for the Alternative Strategies Fund and the principal investment strategy has been revised, as reflected in the response to Comment 3.

13.

Please consider whether the Managed Futures Risk is a principal investment risk for the Alternative Strategies Fund, or whether the principal investment strategies should be modified to reflect the Fund’s use of managed futures.

RESPONSE:

The Principal Investment Strategies does include disclosure that the Fund may invest in managed futures; therefore, the corresponding risk has been retained.

14.

Please consider whether Real Estate Risk is a principal investment  risk for the Alternative Strategies Fund and Foundational Asset Allocation Fund, or whether the principal investment strategies should be modified to reflect the Fund’s use of real estate-related investments.

RESPONSE:

The principal investment strategies for the Alternative Strategies Fund and the Foundational Asset Allocation Fund have each been revised, to reflect the fact that the Fund may also invest in REITs.  Therefore the risk factor has been retained.

December 28, 2012

TEMPORARY DEFENSIVE POSITION:

15.

Please include information regarding the Funds’ temporary defensive position, if any.

RESPONSE:

The following paragraph is included at the end of the item 9 Principal Investment Strategies disclosure in the Prospectus:

“Temporary Investments:  To respond to adverse market, economic, political or other conditions, each of the Funds may invest 100% of its total assets, without limitation, in high-quality short-term debt securities and money market instruments.  These short-term debt securities and money market instruments include shares of other mutual funds, commercial paper, certificates of deposit, bankers' acceptances, U.S. Government securities and repurchase agreements. While a Fund is in a defensive position, the opportunity to achieve its investment objective will be limited. Furthermore, to the extent that a Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because that Fund would bear its pro rata portion of such money market funds' advisory fees and operational fees.  A Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.”

FREQUENT PURCHASES AND REDEMPTIONS:

16.

Please confirm that you believe the disclosure regarding market timing discussed in the Frequent Purchases and Redemptions of Fund Shares Section are described in sufficient specificity, as required under Item 11(e)(4)(iii) of Form N-1A.  Please revise this section if additional specificity is required.

RESPONSE:

Registrant believes it has satisfied the requirements of Item 11(e) of Form N-1A with the required specificity relating to the Trust’s market timing policies and procedures.  Registrant has added the following disclosure:

“The Funds currently commit staff to review, on a continuing basis, recent trading activity in order to identify trading activity that may be contrary to the Funds’ Market Timing Policy.

December 28, 2012

Though this method involves judgments that are inherently subjective and involve some selectivity in their application, the Funds seek to make judgments and applications that are consistent with the interests of the Funds’ shareholders.”

17.

Please confirm that there is no disclosure in the SAI which is material to an investor's investment decision or which should be discussed in prospectus.

RESPONSE:

Registrant has reviewed the prospectus and all relevant disclosure has been included in the prospectus, as revised.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 532-6632.

Sincerely,

/s/ Cassandra W. Borchers

Cassandra W. Borchers